June 11, 2012

VIA EDGAR AND FEDERAL EXPRESS

Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:    Granite Construction Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 23, 2012
File No. 001-12911

Dear Mr. O’Brien:

This letter will respond to your letter dated May 30, 2012 conveying comments from the Staff of the Securities and Exchange Commission with respect to our annual report on Form 10-K for the fiscal year ended December 31, 2011 (the “2011 10-K”) and our quarterly report on Form 10-Q for the quarter ended March 31, 2012. For convenience, the Staff’s comments are set forth below in italics, followed by our response.

Form10-K for the Fiscal Year Ended December 31, 2011

Consolidated Construction Joint Ventures, page F-21

1.
You disclose the assets and liabilities for the consolidated construction joint ventures but not the revenue or operating cash flow amounts. In future filings please provide such amounts so that an investor can assess the impact of the joint ventures to your financial performance and cash flows. Refer to ASC 810-10-50-8.d for guidance.

Response:

We acknowledge the Staff’s comment and will modify our disclosure in future filings to include revenue and operating cash flow amounts.

2.
In future filings please separately present on the face of the statement of financial position assets of your consolidated variable interest entities (VIE) that can be used only to settle obligations of the consolidated VIE and liabilities of your consolidated VIE for which creditors (or beneficial interest holders) do not have recourse to the general credit of the primary beneficiary. Refer to ASC 810-10-45-25.

Response:

We acknowledge the Staff’s comment and will modify our statement of financial position in future filings to parenthetically present the referenced assets and liabilities related to our consolidated construction joint ventures, as applicable.

Unconsolidated Construction Joint Ventures, page F-21

3.	For variable interest entities that you hold a significant variable interest in but are not the primary beneficiary, in future filings please provide the disclosures of ASC 810-10-50-4.

Response:

We acknowledge the Staff’s comment and will provide the referenced disclosures in future filings to the extent that they are applicable. We provide the following explanations to specific excerpts from ASC 810-10-50-4 (excerpts show in italics):

Paragraph a - The carrying amounts and classification of the assets and liabilities in the reporting entity’s statement of financial position that relate to the reporting entity’s variable interest in the VIE.

We note for the Staff that assets and liabilities of construction variable interest entities that we hold a significant variable interest in but we are not the primary beneficiary (“unconsolidated construction joint ventures”) are disclosed on page F-22 of the 2011 10-K.

Paragraph b - The reporting entity’s maximum exposure to loss as a result of its involvement with the VIE, including how the maximum exposure is determined and the significant sources of the reporting entity’s exposure to the VIE. If the reporting entity’s maximum exposure to loss as a result of its involvement with the VIE cannot be quantified, that fact shall be disclosed.

With respect to the Staff’s request, we are unable to quantify our maximum exposure on the underlying arrangements and contracts due to the uncertainties associated with the nature of our work. In future filings, we will amend our disclosures to explicitly state this fact.
Paragraph c - A tabular comparison of the carrying amounts of the assets and liabilities, as required by (a) above, and the reporting entity’s maximum exposure to loss, as required by (b) above. A reporting entity shall provide qualitative and quantitative information to allow financial statement users to understand the differences between the two amounts. That discussion shall include, but is not limited to, the terms of arrangements, giving consideration to both explicit arrangements and implicit variable interests, that could require the reporting entity to provide financial support (for example, liquidity arrangements and obligations to purchase assets) to the VIE, including events or circumstances that could expose the reporting entity to a loss.

We note for the Staff that the carrying amounts of assets and liabilities are included in tabular format as referenced above and that the requirements of ASC 810-10-50-4.b are not determinable for unconsolidated construction joint ventures and, therefore, the quantitative disclosures are not applicable. We also note that, as disclosed on page F-20 of our 2011 10-K, qualitative differences between the carrying amount of the assets and liabilities and the maximum exposure to a loss include the failure of a partner to contribute additional funds to the venture in the event the project incurs a loss or additional costs that we could incur should a partner fail to provide the services and resources that it had committed to provide in the joint venture agreement.

Paragraph d - Information about any liquidity arrangements, guarantees, and/or other commitments by third parties that may affect the fair value or risk of the reporting entity’s variable interest in the VIE is encouraged.

We note for the Staff that our unconsolidated construction joint ventures have no third party liquidity arrangements, or other commitments that would have this effect. However, due to the joint and several nature of our construction joint venture arrangements, we and the remaining joint venture partners are responsible for (i.e. guarantee) performance of the outstanding work if one of our joint venture partners fails to perform, as disclosed on page F-20 of our 2011 10-K. Further discussion of the performance guarantees is included in Note 18 on page F-38 of our 2011 10-K.

Paragraph e - If applicable, significant factors considered and judgments made in determining that the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance is shared in accordance with the guidance in paragraph 810-10-25-38D.

We note for the Staff that as of December 31, 2011, we had one unconsolidated VIE for which we determined the power to direct the activities of the VIE that most significantly impact its financial performance was shared. We will modify our disclosure in future filings to include the significant factors and judgments made in such determination.

Form10-Q for the Quarter Ended March 31, 2012

Selling, General and Administrative Expenses, page 34

4.
We note you recorded $1.3 million for non-qualified deferred compensation earnings in SG&A. Please tell us the nature and components of this amount. Please also explain how you measured the gain of $1.2 million related to your company owned life insurance and your policy for recognizing gains/losses associated with the life insurance. Please explain material reductions in your deferred compensation liability, the business purpose and utilization of the company owned life insurance and how this insurance funds the rabbi trust.

Response:

The $1.3 million expense in SG&A during the first quarter of 2012 for non-qualified deferred compensation represents increases in the fair market value of our Non-Qualified Deferred Compensation Plan (“NQDC Plan”) liability. A select group of our highly compensated employees participate in the NQDC Plan, which provides those employees the opportunity to defer payment of certain compensation as defined in the NQDC Plan document. The NQDC Plan allows participants to choose from a menu of notional investment options that are determined by Granite. Each period, the deferred compensation liability account is adjusted to fair market value based on the value of the participant notional investments and the result is included in SG&A expense.
The $1.2 million gain on company owned life insurance that was included in other income during the first quarter of 2012 related to the period change in the cash surrender value of the policy’s underlying mutual fund investments. In October 2008, a Rabbi Trust was established to fund our NQDC Plan obligations. The assets held by the Rabbi Trust are substantially in the form of company owned life insurance. The life insurance policy cash values are invested in mutual funds that substantially mirror the NQDC participant notional investment choices and the Rabbi Trust is the owner of the cash surrender value.
For purposes of recognizing gains/losses associated with the life insurance, our policy is to record gains and losses on the change in cash surrender value in other income/expense as required by ASC 325-30, Investments - Other - Investments in Insurance Contracts.
Reductions in our deferred compensation liability primarily result from decreases in the fair value of the NQDC participant notional investments and/or distributions in accordance with the NQDC Plan.

In connection with our response to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments regarding the foregoing, please contact me at (831) 724-1011.

Very truly yours,

/s/ Laurel J. Krzeminski
Vice President and
Chief Financial Officer

cc: Tracey McKoy, Staff Accountant, Securities and Exchange Commission
James H. Roberts, President and Chief Executive Officer, Granite Construction Incorporated
David H. Kelsey, Chair, Audit and Compliance Committee, Granite Construction Incorporated
John Eilers, PricewaterhouseCoopers LLP
Richard A. Watts, Vice President, General Counsel and Secretary, Granite Construction Incorporated

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